UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

May 16, 2002

Joanne Moffic-Silver
General Counsel and Corporate Secretary
Chicago Board Options Exchange
400 South LaSalle Street
Chicago, Illinois 60605

Re: RAES System

Dear Ms. Silver:

In your letter dated April 25, 2002, you request interpretive guidance regarding the application of Rule 11a2-2(T) under the Securities Exchange Act of 1934 (Exchange Act) to transactions executed via the Chicago Board Options Exchange's RAES System.

Section 11(a) of the Exchange Act prohibits a member of a national securities exchange from effecting transactions on that exchange for its own account, the account of an associated person, or an account over which it or its associated person exercises investment discretion (collectively, "covered accounts") unless an exception applies. Rule 11a2-2(T) provides exchange members with an exemption, in addition to the exceptions delineated in the statute. Known as the "effect versus execute" rule, Rule 11a2-2(T) permits an exchange member, subject to certain conditions, to effect transactions for covered accounts by arranging for an unaffiliated member to execute the transactions directly on the exchange floor. To comply with the rule's conditions, a member (1) must transmit the order from off the exchange floor, (2) may not participate in the execution of the transaction once it has been transmitted to the member performing the execution,[1] (3) may not be affiliated with the executing member, and (4) with respect to an account over which the member or an associated person has investment discretion, neither the member nor its associated person may retain any compensation in connection with effecting the transaction without express written consent from the person authorized to transact business for the account in accordance with the rule.

1. Off-Floor Transmission

The requirement in Rule 11a2-2(T) for orders to be transmitted from off the exchange floor reflects Congress' intent that Section 11(a) should operate to put money

[1] The member may, however, participate in clearing and settling the transaction.

managers and non-money managers on the same footing for purposes of their transactions for covered accounts. In considering other automated systems, the Commission and the staff have stated that the off-floor transmission requirement would be met if a covered account order is transmitted from off the floor directly to the exchange floor by electronic means.[2] Because all orders sent to RAES will be electronically submitted from remote locations away from the exchange floor, the staff believes that orders transmitted for execution on RAES satisfy the off-floor transmission requirement.

2. Non-Participation in Order Execution

Rule 11a2-2(T) further provides that the exchange member and its associated persons may not participate in the execution of the transaction once the order has been transmitted to the exchange floor. This requirement was included to prevent members with their own brokers on the exchange floor from using those persons to influence or guide their orders' execution. This requirement does not preclude members from canceling or modifying orders, or from modifying the instructions for executing orders, after they have been transmitted to the floor. Such cancellations or modifications, however, also must be transmitted from off the exchange floor.[3]

In a release discussing both the COMEX and the PACE systems, the Commission noted that a member relinquishes any ability to influence or guide the execution of its order at the time the order is transmitted into the systems.[4] Because users of RAES will relinquish control of their orders upon transmission to RAES, and will not be able to influence or guide the execution of their orders, the staff believes that this requirement is met with respect to orders that are executed automatically on RAES.

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2 See, e.g., Securities Exchange Act Release No. 29237 (May 31, 1991) (regarding NYSE's Off-Hours Trading Facility); Securities Exchange Act Release No. 15533 (January 29, 1979) (regarding the Amex Post Execution Reporting System, the Amex Switching System, the Intermarket Trading System, the Multiple Dealer Trading Facility of the Cincinnati Stock Exchange, the PCX's Communications and Execution System, and the Phlx's Automated Communications and Execution System); Securities Exchange Act Release No. 14563 (March 14, 1978) (regarding the NYSE's Designated Order Turnaround System).

See also Letter from Larry E. Bergmann, Senior Associate Director, Division of Market Regulation, SEC, to Edith Hallahan, Associate General Counsel, Phlx (March 24, 1999) (regarding Phlx's VWAP Trading System); Letter from Catherine McGuire, Chief Counsel, Division of Market Regulation, SEC, to David E. Rosedahl, PCX (November 30, 1998) (regarding OptiMark); Letter from Brandon Becker, Director, Division of Market Regulation, SEC, to George T. Simon, Foley & Lardner (November 30, 1994) (regarding Chicago Match).

3 Securities Exchange Act Release No. 14563 (March 14, 1978).

4 Securities Exchange Act Release No. 15533 (January 29, 1979) at n. 25.

3. Execution Through Unaffiliated Member

Although Rule 11a2-2(T) contemplates having an order executed by an exchange member who is unaffiliated with the member initiating the order, the Commission has recognized that this requirement is not applicable when automated exchange facilities are used. For example, in considering the operation of COMEX and PACE, the Commission noted that while there is no independent executing exchange member, the execution of an order is automatic once it has been transmitted into the systems. Because the design of these systems ensures that members do not possess any special or unique trading advantages in handling their orders after transmitting them to the exchange floors, the Commission has stated that executions obtained through these systems satisfy the independent execution requirement of Rule 11a2-2(T).[5] Similarly, the design of RAES appears to ensure that members do not possess any special or unique trading advantages in the handling of their orders after transmission.

4. Non-Retention of Compensation for Discretionary Accounts

The staff notes that members who intend to rely on Rule 11a2-2(T) in connection with transactions using RAES must comply with the requirements of Section (a)(2)(iv) of the rule.

Conclusion

This interpretive position is based solely on your representations and the facts presented, and is strictly limited to the application of Rule 11a2-2(T) to the RAES transactions described above. Any different facts or circumstances may require a different response.

Sincerely,

Paula R. Jenson
Deputy Chief Counsel

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5 Securities Exchange Act Release No. 15533 (January 29, 1979) at n. 25.

CBOE
CHICAGO BOARD OPTIONS EXCHANGE

Joanne Moffic-Silver
General Counsel and
Corporate Secretary
Legal Department

Phone: 312 786-7462
Fax: 312 786-7919
mofficj@cboe.com

April 25, 2002

Ms. Catherine McGuire
Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549

Re: Proposal to Allow Broker-Dealer Orders for Options on QQQs to be Executed on RAES File No. SR-CBOE-2002-22

Dear Ms. McGuire:

In connection with the above referenced filing, the Chicago Board Options Exchange, Incorporated ("CBOE" or "Exchange") respectfully requests that the Division of Market Regulation of the Securities and Exchange Commission ("SEC" or "Commission") provide interpretive guidance regarding the application of Rule 11a2-2(T)[1] to CBOE's proposed rule change SR-CBOE-2002-22. CBOE believes that our proposed rule change, which would permit broker-dealer orders for options on Nasdaq-100 Index® Tracking Stock ("QQQ") to be executed on RAES, meets the requirements of Rule 11a2-2(T).[2] The Exchange believes that the policy concerns that Congress sought to address in Section 11(a) of the Act,[3] the time and place advantage that members on exchange floors have over non-members off the floor and the general public, are not present in the RAES system.

I. Background

CBOE has filed SR-CBOE-2002-22 simultaneously with the filing of this letter. SR-CBOE-2002-22 mimics Pacific Exchange, Inc. ("PCX") rule 6.87(b)(1), (2) and (3).[4] CBOE has analyzed the Application of Section 11(a) of the Act and Rule 11a2-2(T) thereunder relative to option orders that are executed through RAES. For the reasons

1 17 C.F.R. 240.11a2-2(T).

2 17 C.F.R. 240.11a2-2(T). Rule 11a2-2(T) is one of the exceptions to Section 11(a) of the Securities and Exchange Act ("Act") prohibition on proprietary trading.

3 15 U.S.C. 78k(a).

4 The Commission approved this PCX rule, SR-PCX-00-05, on November 6, 2001. Exchange Act Release No. 45032 (November 6, 2001); 66 FR 57145 (November 14, 2001). The Commission issued an interpretive letter regarding the application of Rule 11a2-2(T) to PCX's proposed rule change SR-PCX-00-05 on October 31, 2001.

discussed below, CBOE believes that the proposed rule change in SR-CBOE-2002-22 is consistent with the stated objectives of Section 11(a) of the Act.

II. Discussion

Effect Versus Execute Rule

Section 11(a) of the Exchange Act prohibits a member of a national securities exchange from effecting transactions on that exchange for its own account, the account of an associated person, or an account over which it or its associated person exercises discretion (collectively, "covered accounts") unless an exception applies. Rule 11a2-2(T) provides exchange members with an exemption, in addition to the exceptions delineated in the statute. Known as the "effect versus execute" rule, Rule 11a2-2(T) permits an exchange member, subject to certain conditions, to effect transactions for covered accounts by arranging for an unaffiliated member to execute the transactions directly on the exchange floor. To comply with the rule's conditions, a member (1) must transmit the order from off the exchange floor, (2) may not participate in the execution of the transaction once it has been transmitted to the member performing the execution,[5] (3) may not be affiliated with the executing member, and (4) with respect to an account over which the member has investment discretion, neither the member nor its associated person may retain any compensation in connection with effecting the transaction without express written consent from the person authorized to transact business for the account in accordance with the rule.

The requirements of the "effect versus execute" rule are "designed to put members and non-members on the same footing, to the extent practicable, in light of the purposes of Section 11(a)."[6] For the reasons set forth below CBOE believes that the structural and operational characteristics of RAES places all users, both members and non-members, on the "same footing", as intended by Rule 11a2-2(T).

1. Off-floor Transmission. Rule 11a2-2(T) requires the orders for a covered account transaction to be transmitted from off the exchange floor. The Commission considered this requirement in the context of several automated trading and electronic order-handling facilities operated by other national securities exchanges.[7] The Commission determined that a covered account order sent through such an exchange facility would be deemed to be transmitted from off the floor. Like these other automated systems, orders sent to RAES will be transmitted from remote locations (via the member firm interface) directly to the Exchange floor by electronic means. Therefore, CBOE believes that orders electronically transmitted for execution on RAES

5 The member may, however, participate in clearing and settling the transaction.

6 Securities Exchange Act Release No. 14713, (April 27, 1978); 43 FR 18557, 18560.

7 See, Securities Exchange Act Release No. 14563 (March 14, 1978)(approving the NYSE Designated Order Turnaround System).

Therefore, at no time following the submission of an order will a broker-dealer who enters an order retain any ability to control the timing of an execution or otherwise enjoy the kind of special order-handling advantages inherent in being on an exchange floor. Accordingly, CBOE believes that the non-participation requirement is met whenever inbound broker-dealer orders are executed automatically on the RAES.

3. Execution Through Unaffiliated Member. Although Rule 11a2-2(T) contemplates having an order executed by an exchange member who is unaffiliated with the member initiating the order, the Commission has recognized in the past that this requirement is not applicable where automated exchange facilities are used. For example, in considering the operation of COMEX and PACE, among other systems, the Commission noted that, while there is no independent executing exchange member, the execution of an order is automatic once it has been transmitted into the systems.[11] Because the design of these systems ensures that members do not posses any special or unique trading advantages in handling their orders after transmitting them to the exchange floors, the Commission has stated that executions obtained through these systems satisfy the independent execution requirement of Rule 11a2-2(T).[12] This principle is directly applicable to RAES; the design of RAES ensures that broker-dealers do not have any special or unique trading advantages in handling their orders after transmission. Accordingly, a broker-dealer effecting a transaction through RAES satisfies the requirement for execution through an unaffiliated member.

4. Non-Retention of Compensation for Discretionary Accounts. Finally, the exemption in Rule 11a2-2(T) states that, in the case of a transaction effected for an account for which the initiating member exercises investment discretion, in general, the member may not retain compensation for effecting the transaction. As a prerequisite to use of the RAES system, if a member is to rely on Rule 11a2-2(T) for a managed account transaction, the member must comply with the limitations on compensation as set forth in paragraph (a)(2)(iv) of the "effect versus execute" rule.

III. Conclusion

The Exchange believes that its RAES system satisfies the four requirements of the "effect versus execute" rule as well as the general policy objectives of section 11(a) of the Act. The proposed rule change to allow broker-dealer orders in options on the QQQs to be executed on RAES should be beneficial because it will facilitate transactions in securities and will remove impediments to and perfect the mechanism of a free and open market. The proposed rule change will place of all of RAES users, members and non-members, on the "same footing," as intended by Rule 11a2-2(T). In light of the

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11 See 1979 Release. Also see, VWAP Letter, OptiMark Letter and Chicago Match Letter.

12 Id.

foregoing, CBOE believes that under its proposal, no member will be able to engage in proprietary trading in a manner inconsistent with Section 11(a) of the Act.

Sincerely,

Joanne Moffic-Silver

Joanne Moffic-Silver